

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Leah Nivison
Chief Executive Officer
GS Mortgage Securities Corporation II
200 West Street
New York, New York 10282

      Re: GS Mortgage Securities Corporation II
          Registration Statement on Form SF-3
          Filed December 20, 2021
          File No. 333-261764

Dear Ms. Nivison:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Meeks at 202-551-7146 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Structured Finance